VIA EDGAR

May 22, 2025

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust” or the “Registrant”)

(File Nos. 333-249652; 811-23611)

Dear Ms. Fettig:

This letter summarizes the comments that you provided by telephone on March 13, 2025, with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) pursuant to the Sarbanes-Oxley Act of 2002 of the Trust’s annual reports filed on Form N-CSR and Form N-CEN, relating to the fiscal years ended February 28, 2024, August 31, 2024, and November 30, 2024, and the Trust’s registration statements on Form N-1A filed with the SEC on March 28, 2024, June 28, 2024, and December 30, 2024.

1.	Comment: With regard to the Easterly Hedged Equity Fund’s tailored shareholder report for Class R6 shares, the Staff notes that Item 27A(d)(2), Instruction 5 requires that the Fund use the 1-year total return in the Fund’s most recent audited financial highlights for the Fund’s 1-year annual total return without sales charges in an annual shareholder report. Please confirm that the Registrant will address this form requirement in future filings.

Response: The Registrant confirms that in future filings it will use the 1-year total returns in the Fund’s most recent audited financial highlights for the Fund’s 1-year annual total return without sales charges in an annual shareholder report.

2.	Comment: With regard to the Easterly Global Real Estate Fund’s tailored shareholder reports, the Staff notes that Item 27A(d)(2), Instruction 8 requires that the Fund include an explanation for the reasons for the change of benchmark index if the Fund uses an index that is different from the one used for the immediately preceding reporting period. Please confirm that the Registrant will address this form requirement in future filings, as applicable.

Response: The Registrant notes that the Fund added a new broad-based index to comply with amended Form N-1A requirements and maintained its prior broad-based index as a style-specific index. The Registrant confirms that it will comply with this requirement in future filings, as applicable.

3.	Comment: With regard to the Easterly Global Real Estate Fund’s tailored shareholder reports, the Staff notes that certain Inline eXtensible Business Reporting Language (“iXBRL”) tags for the broad-based benchmark of the Fund are incorrect. Please confirm that the Registrant will correct the iXBRL tags in future filings.

Response: The Registrant confirms that it will comply with this requirement in future filings.

4.	Comment: With regard to the Trust’s filing on Form N-CSR, relating to the fiscal years ended February 28, 2024, August 31, 2024, and November 30, 2024, the Staff notes that responses to certain items refer
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shareholders to other items in the respective annual report. As applicable, please update this disclosure in future filings to provide a means of easily locating the relevant information pursuant to the staff of the Division of Investment Management’s release “Tailored Shareholder Reports Frequently Asked Questions.”

Response: The Registrant confirms that it will update this disclosure in future filings.

5.	Comment: With respect to credit default swaps for Easterly Income Opportunities Fund, in future Form N-CSR filings please disclose the current status of the payment/performance risk of the credit derivative in accordance with Accounting Standards Codification (“ASC”) 815-10-50-4K. Please also disclose which side of the swap the Fund was on (i.e., was the Fund buying or selling protection).

Response: The Registrant will add applicable disclosure in future filings.

6.	Comment: With regard to the Trust’s filing on Form N-CSR on behalf of the Easterly Income Opportunities Fund, relating to the fiscal year ended November 30, 2024, the Staff notes that the “Schedule of Investments” reflects a 0% interest rate for certain corporate bonds but discloses reference rate and spreads. Please confirm how this complies with Regulation S-X 12-12, footnote 4.

Response: Registrant confirms that the 0% interest rates are correct. The spreads in most, if not all, cases are based on the difference in two different USD SOFR Spread-Adjusted ICE Swap Rates or two different Constant Maturity Swap Rates. For the securities referenced in the comment, the rates of the longer period index is less than the shorter period index resulting in a zero interest rate.

7.	Comment: With regard to the Trust’s filing on Form N-CSR on behalf of the Easterly Global Real Estate Fund, relating to the fiscal year ended August 31, 2024, the Fund’s Schedule of Investments is categorized by country. Please consider updating in future filings the categorization of the Fund’s “Schedule of Investments” to also show categorization by industry in accordance with ASC 825-10-50.

Response: The Registrant will add applicable disclosure in future filings.

8.	Comment: The Staff notes that the N-PORT filing on behalf of the Global Real Estate Fund relating to the period ended August 31, 2024 indicates that certain holdings of the Fund are restricted securities. Please confirm whether any disclosures were required by Regulation S-X 12-12, footnote 8.

Response: The Registrant will add applicable disclosure in future filings.

9.	Comment: With regard to the Easterly Hedged Equity Fund’s financial statements relating to the fiscal year ended August 31, 2024, please add disclosure in future filings that the expense ratios do not reflect the proportionate share of income and expenses from the underlying funds in accordance with ASC 946-205-50-16, as applicable.

Response: The Registrant will add applicable disclosure in future filings.

10.	Comment: With regard to the Trust’s filings on Form N-CSR, relating to the fiscal years ended February 28, 2024, August 31, 2024, and November 30, 2024, in the section “Notes to the Financial Statements” please disclose in future filings the accounting policy for interest expense for funds with interest expense in accordance with Accounting Standards Codification (“ASC”) 235-10-50-1.

Response: The Registrant will add applicable disclosure in future filings.

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11.	Comment: With regard to the Trust’s filing on Form N-CSR for Easterly Global Real Estate Fund, relating to the fiscal year ended August 31, 2024, in the section “Notes to the Financial Statements” in future filings please disclose the tax character of dividends paid on behalf of the Easterly Global Real Estate Fund on a fiscal (versus tax) year-end basis in accordance with ASC 946-505-50-5.

Response: The Registrant has reviewed ASC 946-505-50-5 and believes that it does not relate to or address situations where funds have different fiscal and tax year-ends for purposes of financial statement footnotes pertaining to distributions. The Registrant notes that the tax character of distributions is not determined until the tax-year end and, therefore, any determination as to the tax character based on the fiscal year end would be premature and potentially misleading to investors, as the tax characteristics are determined as of tax year end. The Registrant respectfully intends to continue its practice of disclosing the tax character of dividends on a tax year-end basis, as it believe such disclosure will be more accurate.

12.	Comment: The Staff notes that it previously provided the comment:

With regard to the Trust’s annual reports filed on Form N-CSR, relating to the fiscal years ended August 31, 2021, November 30, 2021, and February 28, 2022, the “Report of Independent Registered Public Accounting Firm” states that Tait, Weller & Baker LLP has “served as the auditor of one or more of the funds in the Trust since 2011.” Please explain the inclusion of this statement, given that the Trust commenced operations in 2021.

Please confirm this comment was addressed.

Response: The Registrant confirms that it will work with the Funds’ registered public accounting firm to clarify this disclosure in future filings. The Registrant notes that it commenced operations in 2021 upon the successful reorganization of the Funds, which were series of Saratoga Advantage Trust, into newly-formed shell funds of the Trust. Tait, Weller & Baker LLP served as auditor of these predecessor funds since 2011.

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We hope that this response adequately addresses your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact Matthew DiClemente at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Secretary of the Trust

Cc: Matthew R. DiClemente, Esq.

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